January 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Aaron Brodsky and Michael Coco

Re:	Province of Saskatchewan

Registration Statement under Schedule B

Filed November 23, 2021

File No. 333-261291

Dear Mr. Brodsky and Mr. Coco:

On behalf of our client, the Province of Saskatchewan (the “Province”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in your letter dated December 16, 2021 (the “Comment Letter”) related to the above-referenced registration statement (File No. 333-261291) under Schedule B filed with the SEC on November 23, 2021 (the “Registration Statement”).

To facilitate your review of the Province’s responses, we have reprinted each of your comments below in bold and italics followed immediately by the corresponding response of the Province.

Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

Registration Statement under Schedule B filed November 23, 2021

General

1.

We note that the Registration Statement indicates that it is filed under a ‘shelf’ registration process whereby the Province may offer, from time to time, the debt securities described in the prospectus. Please advise as to how the Province satisfies the criteria of a seasoned issuer in order to be eligible to use a shelf procedure for delayed offerings provided in SEC Release No. 33-6424 (Sept. 2, 1982), as the Province does not appear to have registered its securities under the Securities Act within the past five years.

The Province respectfully submits that in reliance on the no-action relief granted to the Province in the letter from the Staff dated March 26, 1992, the Province has filed a ‘shelf’ registration statement, but will not incorporate by reference any information into the Registration Statement until such time as it has completed a public offering of securities under the Registration Statement and thus meets the requirements of a “seasoned issuer”. Following the offering, the Province proposes to file a post-effective amendment to the Registration Statement to reflect that going forward the Province will incorporate by reference into the Registration Statement from Form 18-Ks and amendments thereto that it files with the SEC.

2.

Please update, as necessary, to include any material updates relating to the impact of COVID-19 beyond the budget impacts that have already been disclosed. We note, for example, reports that daily per capita caseloads are at their highest level since the start of the pandemic; that Saskatchewan, along with Alberta, has lower vaccination rates and the steepest rise in cases and hospitalization across Canada; and that recoveries in Saskatchewan’s employment and consumer spending are more susceptible to downside risks stemming from the fourth wave.

The Province has revised the Registration Statement in response to the Staff’s comment. Please see page 11 of the amended Registration Statement.

3.	Please advise as to whether the cancellation of the Keystone XL Pipeline will have a material impact on the Province, including on the transportation of its oil products and resource sector jobs.

The Province respectfully advises the Staff that the cancellation of the Keystone XL pipeline (“Keystone XL”) has reduced future capacity for oil egress from the Western Canadian Sedimentary Basin. However, because of the geographic location of its petroleum resources, most of the Province’s oil production would not have utilized Keystone XL directly. The cancellation is not expected to have a material impact on the Province.

The Province expects to maintain sufficient capacity to transport its oil products through to 2030 and beyond. Jobs in the resource sector have not been notably affected by the decision to cancel Keystone XL.

4.	To the extent material, please discuss how the Canadian government’s energy and environmental policies may impact the Province’s economy, including the energy sector.

The Province respectfully advises the Staff that the Province believes that the Registration Statement currently describes the impact in all material respects of the Canadian government’s energy and environmental policies on the Province’s economy. Companies operating in the Province have been responsive to and have successfully met current Canadian environmental and energy regulations, specifically with respect to targets for large industrial carbon emitters and methane emissions in the oil and gas industry.

The Province expects there will be additional regulations enacted by the Federal government resulting from its commitments made at the COP26 conference held in November of 2021. However, the impact of any regulations on future revenues and investment in the Province is not yet determinable.

The federal government also levies a carbon tax, a substantial portion of which is returned to individuals through their tax returns. Future rates are highly uncertain and could differ materially from current levels. The potential impact on the Province’s economy is not determinable at this time.

5.

To the extent possible, please update all statistics and information to provide the most recent data, including, e.g., to provide the receipts and expenditures data during the timeframes required by Item 5 of Schedule B.

The Province has revised the Registration Statement in response to the Staff’s comment. Please see pages 11 and 12 and Annex E of the amended Registration Statement, which includes the Province’s 2021-22

Mid-Year Report, which was published on November 29, 2021 (the “Mid-year Report”). The Mid-year Report provides the Province’s most recent forecasts for both revenue and expenses with respect to the 2021-22 fiscal year as well as updated debt forecasts for March 31, 2022 on pages 2 and 11, respectively.

6.	Please discuss any material aspects of Canadian monetary or taxation policy affecting the Province.

Changes to monetary policy have the potential to affect the debt servicing costs of the Province. The Province respectfully advises the Staff that debt sensitivities have been provided on page 58 of the Provincial Budget 2021-22, Annex C to the Registration Statement. Additionally, the Province has revised the Registration Statement in response to the Staff’s comment. Please see page 4 of the amended Registration Statement.

7.	Please discuss any expected material impact on the Province’s economy resulting from recent advancements and developments involving lithium extraction.

Lithium is one of several resources that can be grouped into the Province’s “emerging resources sector”. In total, this sector includes over 20 critical minerals, including helium, cerium, lanthanum, praseodymium, and neodymium. All of these resources are in the early stages of development and have yet to achieve economic production. The Province respectfully submits that at this time there is nothing material to disclose to investors on this point.

Annex A—Public Accounts, page 61

8.

We note the Summary Financial Statement disclosure discussing contingent liabilities, including lawsuits which include aboriginal land claims, claims for damages to persons and property and disputes over taxes and funding. To the extent material, please briefly describe the nature of these claims.

Funding disputes over land expropriated for a bypass constitute the largest component of the $93.2 million amount disclosed in the Summary Financial Statement note that discusses the nature of contingent liabilities. The Province respectfully submits that it believes the disclosure on page 61 of the Government of Saskatchewan Public Accounts 2020-21, Annex A to the Registration Statement, contains the information that is material to investors regarding these claims.

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We thank the Staff in advance for its consideration of the Province’s responses and trust the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the Registration Statement, please do not hesitate to contact me at (416) 504-0522.

Very truly yours,

/s/ Christopher J. Cummings
Christopher J. Cummings